SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 3)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

     Andrew A. Wiederhorn                    Lawrence A. Mendelsohn
     c/o Fog Cutter Capital Group Inc.       c/o Fog Cutter Capital Group Inc.
     1410 SW Jefferson St.                   1410 SW Jefferson St.
     Portland, Oregon 97201                  Portland, Oregon 97201
     (503) 721-6500                          (503) 721-6500

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP NO. 971892104                    13D/A                 PAGE 2 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ANDREW A. WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         3,538,908 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              629,255 (SEE RESPONSES TO ITEMS 4 AND 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,397,148 (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,538,908
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.09% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 3 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               TIFFANY WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         3,538,908 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              629,255 (SEE RESPONSES TO ITEMS 4 AND 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,397,148 (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,538,908
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.09% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 4 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                         SC, AF (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   915,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        915,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   915,709
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.71% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 5 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM STARLIGHT INVESTMENTS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        13,826

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.14% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 6 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             LAWRENCE A. MENDELSOHN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        175,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   25,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        200,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   200,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.04% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 7 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JOYCE MENDELSOHN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   436,658
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        436,658

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   436,658
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.45% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 8 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MFLP, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   80,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        80,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   80,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.82% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 20 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 9 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 AIM CAPITAL,LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   150,801
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        150,801

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     150,801
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.54% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 9 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 10 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                RPM CAPITAL, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   252,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        252,301

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   252,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.57% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 10 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 11 OF 20 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               S&S INVESTORS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   WASHINGTON
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   100,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        100,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.10% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 12 OF 20 PAGES


PRELIMINARY NOTE

     This Amendment No. 3 ("Amendment No. 3") amends and supplements the
Schedule 13D originally filed on October 26, 2001, as amended on November 1, 2001 and February 11, 2002 (the "Schedule 13D"), filed on behalf of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., WM Starlight Investments, LLC, Lawrence A. Mendelsohn, Joyce Mendelsohn, MFLP, L.P., AIM Capital, LLC, RPM Capital, LLC and S&S Investors, LLC (each a "Reporting Person" and collectively, the "Reporting Persons").

     The Reporting Persons may be deemed to be acting together for purposes of acquiring, holding, voting or disposing of shares of Common Stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., within the meaning of
Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder. An Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons authorizing that this Amendment No. 3 be filed on behalf of each of them is annexed as Exhibit 1 to this Amendment No. 3.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended to report the following:

     As previously disclosed, Mr. Mendelsohn was the President of the Issuer and was a member of the Board of Directors of the Issuer. Effective August 30, 2002, Mr. Mendelsohn resigned as an employee, officer and director of the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds (including commissions) used by each of the Reporting Persons who acquired the shares of Common Stock reported below is as follows:

     The Issuer made a loan of $750,000 in connection with the acquisition of shares of Common Stock by TTMM, L.P. ("TTMM") on February 21, 2002, pursuant to a series of Put/Call Option and Voting Agreements between Mr. Wiederhorn and each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, The Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P. and Cobalt Capital Management, Inc. The Issuer and Mr. Wiederhorn subsequently documented the loan, consistent with Mr. Wiederhorn's employment agreement. At that time, Mr. Wiederhorn, Ivy Capital Partners L.P., a California limited partnership ("Ivy") and the Issuer executed and delivered an Agreement, dated as of February 21, 2002, pursuant to which the Company loaned $687,000 to Ivy and $175,000 to Mr. Wiederhorn, which loans were evidenced by Secured Promissory Notes, each dated as of February 21, 2002, by Ivy and Mr. Wiederhorn. Mr. Wiederhorn and the Issuer also executed and delivered a Guaranty, dated as of February 21, 2002, pursuant to which he guaranteed the loan to Ivy. Mr. Wiederhorn contributed $63,000 of the proceeds of his loan to Ivy, indirectly through Ivy's parent entity. Ivy, the general partner of TTMM, contributed $750,000 of the proceeds of the loans to TTMM.


                              Page 12 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 13 OF 20 PAGES


     Effective July 31, 2002, S&S Investors transferred 419,500 shares of Common Stock subject to the Mendelsohn Agreement to Mrs. Mendelsohn in consideration of the cancellation of loan obligations payable by S&S to Mrs. Mendelsohn evidenced by certain Promissory Notes with an aggregate principal amount equal to $976,001.64 and aggregate accrued and unpaid interest in the amount of $197,745.36.


ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of this Amendment No. 3 to the Schedule 13D is to report changes in certain information previously reported by the Reporting Persons on its Schedule 13D

     As previously disclosed, on October 16, 2001, Andrew A. Wiederhorn entered into a Stock Option and Voting Agreement (the "Mendelsohn Agreement") by and among Mr. Wiederhorn, Tiffany Wiederhorn, Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn ("Mrs. Mendelsohn"), MFLP, L.P. ("MFLP"), AIM Capital, LLC ("AIM"), RPM Capital, LLC ("RPM"), and S&S Investors, LLC ("S&S", and, together with Mr. Mendelsohn, Mrs. Mendelsohn, MFLP, RPM and AIM, collectively, the "Mendelsohn Stockholders"), and Lawrence A. Mendelsohn, as Agent for the Mendelsohn Stockholders. Pursuant to the Mendelsohn Agreement, Mr. Wiederhorn granted each Mendelsohn Stockholder a Put Option (as defined in the Mendelsohn Agreement) whereupon each Mendelsohn Stockholder may require Mr. Wiederhorn to purchase such Mendelsohn Stockholder's shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option. The Mendelsohn Agreement specifically permitted the delegation of Mr. Wiederhorn's obligations under the Put Option to the Issuer.

     Also as previously disclosed, on October 16, 2001, Andrew A. Wiederhorn entered into a series of separate but substantially identical Put/Call Option and Voting Agreements (the "Put/Call Option Agreements") with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (collectively, the "Kramer-Cooperman Stockholders") and Andrew A. Wiederhorn. Pursuant to each of the Put/Call Option Agreements, each Stockholder granted to Mr. Wiederhorn a Call Option (as defined in the Put/Call Option Agreements) to purchase all of the shares of Common Stock of each Stockholder, numbering 1,009,944 in the aggregate (the "Subject Shares") at the Call Option Price Per Share (as defined in the Put/Call Option Agreements). Prior to a partial exercise under the Put/Call Option Agreements, Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for, 319,489 of the Subject Shares to TTMM, L.P., and 159,745 of the Subject Shares to Robert
G. Rosen.

     Item 4 is hereby amended to report the following information:

     On August 8, 2002, Mr. Wiederhorn, Tiffany Wiederhorn, Mr. Mendelsohn (as Agent on behalf of himself and the other Mendelsohn Stockholders) and the Issuer executed and delivered a


                              Page 13 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 14 OF 20 PAGES

Waiver, Release, Delegation and Amendment to the Stock Option and Voting Agreement, dated as of July 31, 2002 (the "Amendment"). The Amendment provides for (1) the assignment of Mr. Wiederhorn's rights and delegation of Mr. Wiederhorn's obligations under the Put Option to the Issuer, and assumption of those obligations by the Issuer, (2) release of further obligations of Mr. Wiederhorn and Mrs. Wiederhorn in connection with the Put Option, (3) waiver of transfer restrictions relating to the transfer from S&S Investors to Joyce Mendelsohn of 419,500 shares of Common Stock subject to the Mendelsohn Agreement
(4) amendments to the Mendelsohn Agreement in connection with the foregoing.

     Effective July 31, 2002, S&S Investors transferred 419,500 shares of Common Stock subject to the Mendelsohn Agreement to Mrs. Mendelsohn in consideration of the cancellation of loan obligations payable by S&S to Mrs. Mendelsohn evidenced by certain Promissory Notes with an aggregate principal amount equal to $976,001.64 and aggregate accrued and unpaid interest in the amount of $197,745.36.

     As a result of the Amendment, Mr. Wiederhorn no longer has the right to acquire or the obligation to pay for the 1,044,760 shares of Common Stock pursuant to the Mendelsohn Agreement.

     Prior to February 18, 2002, each of the Kramer-Cooperman Stockholders exercised their option to put the remaining 530,720 Subject Shares to Mr. Wiederhorn. Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for, such Subject Shares to TTMM pursuant to an Assignment and Voting Agreement, dated as of February 20, 2002 (the "Wiederhorn Assignment and Voting Agreement"), by and among Tiffany Wiederhorn, TTMM and WM Starlight Investments, LLC (collectively, the "Tiffany Wiederhorn Entities") and Mr. Wiederhorn. Pursuant to the Wiederhorn Assignment and Voting Agreement, the Tiffany Wiederhorn Entities agreed to vote their Common Stock in the manner specified by Mr. Wiederhorn during the term of the Wiederhorn Assignment and Voting Agreement (up to five years). On February 21, 2002, pursuant to the terms of the Put/Call Option Agreements, as amended, the remaining Kramer-Cooperman Stockholders sold such remaining Subject Shares to TTMM at the price per share of $3.14.

     The Issuer made a loan of $750,000 in connection with the acquisition of shares of Common Stock by TTMM, L.P. ("TTMM") on February 21, 2002, pursuant to the Put/Call Option and Voting Agreements. The Issuer and Mr. Wiederhorn subsequently documented the loan consistent with Mr. Wiederhorn's employment agreement. At that time, Mr. Wiederhorn, Ivy Capital Partners L.P., a California limited partnership ("Ivy") and the Issuer executed and delivered an Agreement, dated as of February 21, 2002, pursuant to which the Company loaned $687,000 to Ivy and $175,000 to Mr. Wiederhorn, which loans were evidenced by Secured Promissory Notes, each dated as of February 21, 2002, by Ivy and Mr. Wiederhorn. Mr. Wiederhorn and the Issuer executed and delivered a Guaranty, dated as of February 21, 2002, pursuant to which he guaranteed the loan to Ivy. Mr. Wiederhorn contributed $63,000 of the proceeds of his loan to Ivy, indirectly through Ivy's parent entity. Ivy, the general partner of TTMM, contributed $750,000 of the proceeds of the loans to TTMM.


                              Page 14 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 15 OF 20 PAGES


     Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Subsections (a) - (c) of Item 5 are hereby amended as follows:

     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                              PERCENTAGE OF
                 NAME                NUMBER OF SHARES         COMMON STOCK
                                    BENEFICIALLY OWNED         OUTSTANDING
   ------------------------------   ------------------        -------------
   Andrew Wiederhorn                    3,538,908 (1)             36.09%
   Tiffany Wiederhorn                   3,538,908 (2)             36.09%
   TTMM, L.P.                             951,709                  9.71%
   WM Starlight Investments, LLC           13,826                  0.14%
   Lawrence A. Mendelsohn                 200,000 (3)              2.04%
   Joyce Mendelsohn                       436,658 (4)              4.45%
   MFLP, L.P.                              80,000 (5)              0.82%
   AIM Capital, LLC                       150,801 (6)              1.54%
   RPM Capital, LLC                       252,301 (7)              2.57%
   S&S Investors, LLC                     100,000 (8)              0.10%


                              Page 15 of 20 Pages


CUSIP NO. 971892104                    13D/A                PAGE 16 OF 20 PAGES


(1) Includes 1,594,790 shares of Common Stock owned by Tiffany Wiederhorn, TTMM, L.P. and W.M. Starlight Investments, LLC. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by such other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 315,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendments No. 3 and No. 4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Andrew Wiederhorn shares voting power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 64,613 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 3,538,908 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,538,908 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 367,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,601,767 shares.

(2) Includes 1,332,535 shares of Common Stock owned by Andrew Wiederhorn, TTMM, L.P. and W.M. Starlight Investments, LLC, including 315,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendment No. 3 and No. 4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 64,613 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of no shares, (ii) shared power to vote or to direct the vote of 3,538,908 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,397,148 shares.

(3) Includes 175,000 shares of Common Stock issuable upon the exercise of outstanding options. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Mr. Mendelsohn disclaims beneficial ownership of the 436,658 shares of Common Stock held for the account of Mrs. Mendelsohn, the 80,000 shares of Common Stock held for the account of MFLP, the 150,801 shares of Common Stock held for the account of AIM and the 252,301 shares of Common Stock held by RPM. As a result of the Voting Agreement, Mr. Mendelsohn may be deemed to have shared power to direct the voting of the 25,000 shares of Common Stock held for his account. Mr. Mendelsohn has sole power to direct the voting and disposition of the 175,000 shares of Common Stock issuable upon the exercise of outstanding options.


                              Page 16 of 20 Pages


CUSIP NO. 971892104                    13D/A                PAGE 17 OF 20 PAGES


(4) Mrs. Mendelsohn disclaims beneficial ownership of the 200,000 shares of Common Stock held for the account of Mr. Mendelsohn, the 80,000 shares of Common Stock held for the account of MFLP, the 150,801 shares of Common Stock held for the account of AIM and the 252,301 shares of Common Stock held for the account of RPM. As a result of the Voting Agreement, Mrs. Mendelsohn may be deemed to have shared power to direct the voting of the 436,658 shares of Common Stock held for her account.

(5) As a result of the Voting Agreement, MFLP may be deemed to have shared power to direct the voting of the 80,000 shares of Common Stock held for its account. The partners of MFLP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of MFLP in accordance with the MFLP limited partnership agreement.

(6) As a result of the Voting Agreement, AIM may be deemed to have shared power to direct the voting of the 150,801 shares of Common Stock held for its account. The members of AIM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of AIM in accordance with the AIM operating agreement.

(7) As a result of the Voting Agreement, RPM may be deemed to have shared power to direct the voting of the 252,301 shares of Common Stock held for its account. The members of RPM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of RPM in accordance with the RPM operating agreement.

(8) As a result of the Voting Agreement, S&S may be deemed to have shared power to direct the voting of the 100,000 shares of Common Stock held for its account. The members of S&S have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of S&S in accordance with the S&S operating agreement.


     On June 13, 2002 and July 3, 2002, the minor children of Andrew and Tiffany Wiederhorn purchased in the open market a total of 8,000 shares and 9,400 shares, respectively, of Common Stock at a purchase price of $3.163 and $3.064 per share, respectively. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

     The description of the agreements in Item 4 above are incorporated herein by reference.

     Other than the agreements described in Item 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


                              Page 17 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 18 OF 20 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT
         NO.                            DESCRIPTION
       -------                          -----------

          1. Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons.

          2. Amended and Restated Assignment and Voting Agreement, dated as of February 20, 2002, and amended and restated as of March 4, 2002, by and among Tiffany Wiederhorn, TTMM L.P., WM Starlight Investments, LLC, and Andrew Wiederhorn.

          3. Waiver, Release, Delegation and Amendment to Stock Option and Voting Agreement, dated as of July 31, 2002, by and among Andrew
               A. Wiederhorn. Lawrence A. Mendelsohn, as Agent , MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC, and Joyce Mendelsohn , and Tiffany Wiederhorn, as guarantor with respect to certain obligations.

          4. Agreement, dated as of February 21, 2002, by and among Andrew A. Wiederhorn, Ivy Capital Partners L.P., and Fog Cutter Capital Group Inc., attaching Guaranty of Andrew A Wiederhorn and Secured Promissory Notes of Andrew A. Wiederhorn and Ivy Capital Partners L.P.

          5. Transfer of Stock, dated as of July 30, 2002 executed by S&S Investors, LLC.


                              Page 18 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 19 OF 20 PAGES


                        SIGNATURES AND POWER OF ATTORNEY

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


September 6, 2002                         /S/ ANDREW WIEDERHORN
                                          ------------------------------------
                                          Andrew Wiederhorn


September 6, 2002                         /S/ TIFFANY WIEDERHORN
                                          ------------------------------------
                                          Tiffany Wiederhorn


September 6, 2002                         TTMM, L.P.

                                          By: IVY CAPITAL PARTNERS,
                                              L.P., its general partner

                                          By: WIEDERHORN FAMILY LIMITED
                                              PARTNERSHIP, its general partner

                                          By: /S/ TIFFANY WIEDERHORN
                                              --------------------------------
                                              Tiffany Wiederhorn, its General
                                              Partner


September 6, 2002                         WM STARLIGHT INVESTMENTS, LLC

                                          By: /S/ TIFFANY WIEDERHORN
                                              --------------------------------
                                              Tiffany Wiederhorn, its
                                              Managing member

September 9, 2002                         /S/ LAWRENCE A. MENDELSOHN
                                          ------------------------------------
                                          Lawrence A. Mendelsohn


September 9, 2002                         *
                                          -------------------------------------
                                          Joyce Mendelsohn


                              Page 19 of 20 Pages

CUSIP NO. 971892104                    13D/A                PAGE 20 OF 20 PAGES


September 9, 2002                           MFLP, L.P.

                                            By:/S/ LAWRENCE A. MENDELSOHN
                                               ---------------------------------
                                               Name:  Lawrence A. Mendelsohn
                                               Title: General Partner



September 9, 2002                           AIM CAPITAL, LLC

                                            By:  *
                                                --------------------------------
                                                Name:  Joyce Mendelsohn
                                                Title: Managing Member



September 9, 2002                           RPM CAPITAL, LLC

                                            By:  *
                                                --------------------------------
                                                Name:  Joyce Mendelsohn
                                                Title: Managing Member


September 9, 2002                           S&S INVESTORS, LLC

                                            By:  *
                                                --------------------------------
                                                Name:  Eric Shuhandler
                                                Title: Managing Member



                                            *By: /S/ LAWRENCE A. MENDELSOHN
                                                 -------------------------------
                                                 Lawrence A. Mendelsohn
                                                 Attorney-in-Fact



                              Page 20 of 20 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, Oregon 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, Oregon 97201

Lawrence A. Mendelsohn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

Joyce Mendelsohn
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

S&S Investors, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

MFLP, L.P.
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

RPM Capital, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

AIM Capital, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

                                                                      EXHIBIT 1


                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., a Maryland corporation, and further agrees that this Agreement to File a Joint Statement on Schedule 13D be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Agreement to File a Joint Statement on Schedule 13D this 1st day of November 2001.


November 1, 2001                            /S/ ANDREW WIEDERHORN
                                            -----------------------------------
                                            Andrew Wiederhorn


November 1, 2001                            /S/ TIFFANY WIEDERHORN
                                            -----------------------------------
                                            Tiffany Wiederhorn



November 1, 2001                            TTMM, L.P.

                                            By:    IVY CAPITAL PARTNERS,
                                                   L.P., its general partner

                                            By:    WIEDERHORN FAMILY LIMITED
                                                   PARTNERSHIP, its
                                                   general partner

                                            By:    /S/ TIFFANY WIEDERHORN
                                                   -----------------------------
                                                   Tiffany Wiederhorn,
                                                   its General Partner



November 1, 2001                            WM STARLIGHT INVESTMENTS, LLC

                                            By:    /S/ TIFFANY WIEDERHORN
                                                   -----------------------------
                                                   Tiffany Wiederhorn,
                                                   its Managing Member

November 1, 2001                           /S/ LAWRENCE A. MENDELSOHN
                                           -------------------------------------
                                           Lawrence A. Mendelsohn
                                           Attorney-in-Fact

November 1, 2001                             *
                                           ------------------------------------
                                           Joyce Mendelsohn


November 1, 2001                           MFLP, L.P.

                                           By:    /S/ LAWRENCE A. MENDELSOHN
                                                  -----------------------------
                                                  Name:  Lawrence A. Mendelsohn
                                                  Title: General Partner



November 1, 2001                           AIM CAPITAL, LLC

                                           By:      *
                                                  -----------------------------
                                                  Name:  Joyce Mendelsohn
                                                  Title: Managing Member



November 1, 2001                           RPM CAPITAL, LLC

                                           By:      *
                                                  -----------------------------
                                                  Name:  Joyce Mendelsohn
                                                  Title: Managing Member


November 1, 2001                           S&S INVESTORS, LLC

                                           By:      *
                                                  -----------------------------
                                                  Name:   Eric Shuhandler
                                                  Title:  Managing Member



                                           * By:  /S/ LAWRENCE A. MENDELSOHN
                                                  -----------------------------
                                                  Lawrence A. Mendelsohn
                                                  Attorney-in-Fact

                                                                      EXHIBIT 2


                              AMENDED AND RESTATED
                         ASSIGNMENT AND VOTING AGREEMENT

     AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT, dated as of February 20, 2002 and amended and restated as of March 4, 2002 (this "Agreement"), by and among TTMM, L.P. ("TTMM"), Tiffany Wiederhorn and WM Starlight Investments, LLC (each, a "Stockholder"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual and a stockholder of the Company ("Wiederhorn").

     WHEREAS, Stockholders are (or, in the case of the Option Shares, as defined below, will be) the owners of the shares (collectively, the "Subject Shares") of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on Schedule 1 hereto;

     WHEREAS, Wiederhorn wishes to direct the voting of the shares of the Subject Shares at his discretion at any annual and special meetings of stockholders of the Company and in written consents of stockholders in lieu of a meeting of stockholders, and Stockholders are willing to so vote; and

     WHEREAS, as a condition and inducement to each Stockholder's entry into such voting arrangements, Wiederhorn has agreed to assign to TTMM the right to receive, and delegated the obligation to pay for, all of shares of Company Common Stock that Wiederhorn is to purchase pursuant to those certain Put/Call Option and Voting Agreements (the "Option Shares"), dated as of October 16, 2001, as amended, by and between Wiederhorn and each of Boston Provident Partners, L.P., Watchung Road Associates, L.P. and Cobalt Capital Management, Inc. (the "Option Agreements").

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders and Wiederhorn agree as follows:

     1. ASSIGNMENT AND DELEGATION.

        (a) Pursuant to Section 10(i) of each of the Option Agreements, Wiederhorn hereby assigns to TTMM, L.P. ("TTMM") the right to receive, and delegates to TTMM the obligation to pay for, all of the Unconditional Put Option Shares (as defined in each of the Option Agreements), being 530,720 shares in the aggregate, at the prices per share set forth in each of respective the Option Agreements, being an aggregate purchase price of $1,666,460.80, and TTMM hereby accepts such assignment and delegation and agrees to pay such purchase amounts in immediately available funds by wire transfer to the account specified by each stockholder party to each Option Agreement at the closing for the transaction, pursuant to the terms of each Option Agreement.

     2. VOTING OF THE SUBJECT SHARES; GOVERNMENTAL FILINGS.

        (a) Each Stockholder agrees, during the term of this Agreement:

            (i) to vote its Subject Shares on all matters as to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which vote shall be determined in Wiederhorn's absolute, sole and binding discretion; and

            (ii) to express consent or dissent to corporate action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which action shall be determined in Wiederhorn's absolute, sole and binding discretion.

        (b) Except as may be approved in writing by Wiederhorn, each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than Wiederhorn) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement.

        (c) Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

        (d) Wiederhorn and the Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Wiederhorn and one or more of the Stockholders, including but not limited to any filing required by Section 13 of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "Section 13 Filing"). Wiederhorn shall prepare at its own expense a draft of any Section 13 Filing listing Wiederhorn and one or more of the Stockholders, shall provide such draft to the relevant Stockholders with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by a signatory Stockholder in the form provided. Wiederhorn shall not make any Section 13 Filing until any signatory Stockholder approves of the information concerning such Stockholder contained therein, unless and until required to meet applicable filing deadlines. Wiederhorn shall pay any filing fee with respect to such
Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this Section 2(d), Wiederhorn shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Wiederhorn, and no Stockholder, as a reporting person.

     3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Each Stockholder, hereby represents and warrants, severally and not jointly, to Wiederhorn as follows:

        (a) OWNERSHIP. Such Stockholder beneficially owns, or in the case of the Option Shares, will own, the shares of Company Common Stock set forth opposite such Stockholder's name on Schedule 1 hereto, with no contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto. Such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder.

        (b) DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual, capacity) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, and assuming that this Agreement constitutes a valid and binding agreement of Wiederhorn, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

        (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

     4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF WIEDERHORN. Wiederhorn hereby represents, warrants and covenants to each Stockholder as follows:

        (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

        (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC. In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares shall be adjusted appropriately.

     6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) the fifth anniversary of the date of this Agreement, or (ii) any date on which both (x) Wiederhorn is no longer Chairman of the Board of the Company and (y) Wiederhorn's employment contract with the Company has been terminated by the Company.

     7. TRANSFER OF THE SHARES.

        (a) Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein unless Stockholder obtains, prior to such transfer, and delivers to Wiederhorn the written consent of the transferee to be bound by this Agreement with respect to any and all transferred Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer other than a Transfer permitted pursuant to clause (i) above; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

        (b) Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

               THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT , AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT ASSIGNMENT AND VOTING AGREEMENT, DATED AS OF FEBRUARY 20, 2002, BY AND AMONG ANDREW A. WIEDERHORN, TTMM, L.P., TIFFANY WIEDERHORN AND WM STARLIGHT INVESTMENTS, LLC.

     8. NO SOLICITATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     9. MISCELLANEOUS.

        (a) STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

        (b) EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

        (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Wiederhorn and the Stockholders.

        (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

        (f) HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to a Stockholder to:

               The address set forth under such Stockholder's name on
Schedule 1 hereto.


          If to Wiederhorn, to:

               Andrew A. Wiederhorn
               c/o Fog Cutter Capital Group Inc.
               1410 S.W. Jefferson Street
               Portland, Oregon 97201

               Telecopier no.:  (503) 553-7401

               with a copy to:

               V. Joseph Stubbs, Esq.
               Akin, Gump, Strauss, Hauer & Feld, L.L.P.
               2029 Century Park East, Suite 2200
               Los Angeles, California 90067

               Telecopier no.:  (310) 229-1001


        (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

        (i) ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that the rights of Wiederhorn under this agreement may be assigned to the spouse or lineal descendants of Wiederhorn, to any trust for the benefit of Wiederhorn or the benefit of the spouse and/or lineal descendants of Wiederhorn, to any corporation, partnership, limited liability company or other entity in which Wiederhorn, the spouse and/or the lineal descendants of Wiederhorn are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Wiederhorn, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Wiederhorn upon such Wiederhorn's death for purposes of administration of Wiederhorn's estate or upon such Wiederhorn's incompetency for purposes of the protection and management of the assets of Wiederhorn; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

        (j) FURTHER ASSURANCES. Each Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

        (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

        (l) SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

        (m) DRAFTING. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholders and Wiederhorn have executed this Assignment and Voting Agreement all as of the day and year first written above.


                                       WIEDERHORN:

                                        /S/ ANDREW WIEDERHORN
                                       ----------------------------------------
                                       Andrew A. Wiederhorn


                                       STOCKHOLDERS:

                                        /S/ TIFFANY WIEDERHORN
                                       ----------------------------------------
                                       Tiffany Wiederhorn



                                       TTMM, L.P..

                                       By: Ivy Capital Partners, L.P.
                                           its General Partner

                                           By: Wiederhorn Family Limited
                                               Partnership
                                               its general partner


                                               By: /S/ TIFFANY WIEDERHORN
                                                   ----------------------------
                                                     Name:  Tiffany Wiederhorn
                                                     Title: Managing Member


                                       WM Starlight Investments, LLC


                                       By: /S/ TIFFANY WIEDERHORN
                                          -------------------------------------
                                          Name: Tiffany Wiederhorn
                                          Title:   Managing Member

                                   SCHEDULE 1

                                  STOCKHOLDERS

          STOCKHOLDER                                SUBJECT SHARES
----------------------------------           ------------------------------
TTMM, L.P.                                                   419,489
1410 S.W. Jefferson Street                   Option Shares:  530,720
Portland, Oregon 97201

Telecopier no.: ___________


Tiffany Wiederhorn                                           629,255
1410 S.W. Jefferson Street
Portland, Oregon 97201

Telecopier no.: ___________


WM Starlight Investments, LLC                                 13,826
1410 S.W. Jefferson Street
Portland, Oregon 97201

Telecopier no.: ___________

                                                                      EXHIBIT 3

                    WAIVER, RELEASE, DELEGATION AND AMENDMENT
                                       TO
                        STOCK OPTION AND VOTING AGREEMENT

     This Waiver, Release, Delegation and Amendment to Stock Option and Voting Agreement ("WAIVER AND AMENDMENT"), dated as of July 31, 2002, is made between Andrew A. Wiederhorn ("GRANTOR"), as Grantor under the "Original Agreement" (as such term is defined herein), Lawrence A. Mendelsohn ("AGENT"), as Agent of the Stockholders under the Original Agreement, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC ("S&S"), and Joyce Mendelsohn (Lawrence A. Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S and Joyce Mendelsohn collectively the "STOCKHOLDERS"), and Tiffany Wiederhorn, as guarantor with respect to certain obligations ("GUARANTOR") (Grantor, Stockholders and Guarantor collectively the "Original Parties") and Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), and amends the Stock Option and Voting Agreement, dated as of October 16, 2001 ("ORIGINAL AGREEMENT"), among the Original Parties, as set forth herein. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Original Agreement.

                                    AGREEMENT

1.   WAIVER OF TRANSFER OF SUBJECT SHARES.

     Grantor hereby waives any and all restrictions and prohibitions imposed by the Original Agreement (including but not limited to any restrictions imposed by Section 7 of the Original Agreement) on the transfer from S&S to Joyce Mendelsohn of 419,500 shares of the "Subject Shares" (as such term is defined in the Original Agreement) currently owned by S&S.

2.   RELEASE OF OBLIGATIONS UPON DELEGATION.

     Agent, on behalf of itself and each of the Stockholders, hereby agrees that, in connection with the delegation of the obligations of Grantor under
Section 1 of the Original Agreement to the Company pursuant to Sections 3 and 4 hereunder and as contemplated by Section 9(i) of the Original Agreement (the "Delegation of Obligations") and the acceptance by the Company of the Delegation of Obligations pursuant hereto, Grantor and Guarantor are hereby released from any and all further obligations, whether past, present or future, that they may have pursuant to Section 1 of the Original Agreement, subject to the condition subsequent of receipt by the Agent, no later than ten business days after the date hereof, of (i) resolutions of the Board of Directors of the Company authorizing the Company's acceptance of the Delegation of Obligations (the "Delegation Resolutions"), accompanied by a Certificate of the Secretary of the Company certifying that such Delegation Resolutions are true and correct copies of the Delegation Resolutions duly adopted by the Board of Directors of the Company which Delegation Resolutions have not been amended, modified or superseded and are in full force and effect as of the date of such Certificate and which Delegation Resolutions are the only resolutions adopted by the Board of Directors or any committee thereof relating to the Delegation of Obligations and (ii) a Certificate from the Secretary of the Company certifying that the minutes of the meeting of the Board of Directors of the Company at which resolutions were adopted approving the acceptance by the Company of the Delegation of Obligations were approved at a subsequent meeting of the Board of Directors of the Company with a copy of such minutes attached to such Certificate from the Secretary of the Company as an exhibit, in each case in such form as may be reasonably acceptable to the Agent (the documents described in clauses (i) and (ii) hereof shall collectively be referred to herein as the "Evidence of Delegation and Acceptance"). The foregoing sentence notwithstanding, prior to the delivery to and acceptance by the Agent of the Evidence of Delegation and Acceptance, such release of Grantor and Guarantor as set forth in this Section 2 shall be valid only if, and to the extent that, the Company's acceptance and assumption of the Delegation of Obligations from Grantor are and remain legally valid and binding upon Company. If the Evidence of Delegation and Acceptance has not been delivered to and accepted by Agent on or prior to the tenth business day after the date hereof, then the release of Grantor and Guarantor as set forth in this Section 2 shall automatically be void.

3.   ASSIGNMENT AND DELEGATION BY GRANTOR.

     Grantor hereby assigns, sells, transfers and sets over (collectively, the "Assignment") to the Company all of Grantor's legal, beneficial and other right, title, benefit, privileges and interests in and to, and obligations under,
Section 1 of the Original Agreement, as amended by this Waiver and Amendment, including, without limitation, the right to receive and the obligation to pay for Purchased Shares.

4.   ACCEPTANCE OF DELEGATION BY COMPANY.

     The Company hereby accepts the Assignment, and assumes and agrees to observe, perform, pay and otherwise discharge when due each of the obligations of Grantor under Section 1 of the Original Agreement, as amended hereby (the "Assumed Liabilities"), including, without limitation, the obligation to pay the Option Price Per Share for the Purchased Shares but expressly excluding any liability of Grantor for any breach of the representations, warranties and covenants of Grantor set forth in Section 4 of the Original Agreement. Except as set forth in the previous sentence, the Company expressly does not, and will not be deemed to, assume hereunder or otherwise by reason of the transactions contemplated hereby or by the Original Agreement any liabilities, obligations or commitments of, or arising out of actions taken, services rendered, goods sold or contracts entered into by, Grantor of any nature whatsoever.

5.   AMENDMENT OF ORIGINAL AGREEMENT.

     Grantor and Agent, on behalf of each of the Stockholders, hereby amend the Original Agreement, effective as of July 31, 2002, as follows:

     A. Section 9(i) of the Original Agreement is amended by adding the following sentence immediately prior to the last sentence of such section:

          "The obligations of Guarantor under the Note(s) pursuant to the guarantee and pledge described in Sections 1(h)(i) and (ii) shall terminate and be of no further force or effect upon the delegation of Grantor's obligations under Section 1 hereof to the Company pursuant to this Section 9(i) (the "Delegation of Obligations") and acceptance by the

          Company of the Delegation of Obligations, subject to the condition subsequent of receipt by the Agent, no later than ten business days after the date of such delegation, of (i) resolutions of the Board of Directors of the Company authorizing the Company's acceptance of the Delegation of Obligations (the "Delegation Resolutions"), accompanied by a Certificate of the Secretary of the Company certifying that such Delegation Resolutions are true and correct copies of the Delegation Resolutions duly adopted by the Board of Directors of the Company which Delegation Resolutions have not been amended, modified or superseded and are in full force and effect as of the date of such Certificate and which Delegation Resolutions are the only resolutions adopted by the Board of Directors or any committee thereof relating to the Delegation of Obligations and (ii) a Certificate from the Secretary of the Company certifying that the minutes of the meeting of the Board of Directors of the Company at which resolutions were adopted approving the acceptance by the Company of the Delegation of Obligations were approved at a subsequent meeting of the Board of Directors of the Company, in each case in such form as may be reasonably acceptable to the Agent(the documents described in clauses
          (i) and (ii) hereof shall collectively be referred to herein collectively as the "Evidence of Delegation and Acceptance"). The foregoing sentence notwithstanding, prior to the delivery to and acceptance by the Agent of the Evidence of Delegation and Acceptance, such release of Grantor and Guarantor as set forth in this Section 9(i) shall be valid only if, and to the extent that, the Company's acceptance and assumption of the Delegation of Obligations from Grantor are and shall remain legally valid and binding upon Company."

     B. Schedule 1 of the Original Agreement is amended by increasing the Subject Shares for Joyce Mendelsohn from "17,158" to "436,658"; and

     C. Schedule 1 of the Original Agreement is amended by decreasing the Subject Shares for S&S from "519,500" to "100,000".

6.   REPRESENTATIONS AND WARRANTIES OF GRANTOR AND COMPANY.

     A. The Company hereby represents and warrants to the Agent and each of the Stockholders as follows:

          (i). Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Maryland.

          (ii). Company has the corporate power and authority to execute, deliver and perform all of its obligations under this Waiver and Amendment and the Original Agreement as amended by this Waiver and Amendment (collectively the "Subject Agreements"). The execution and delivery of this Waiver and Amendment, the acceptance of the Delegation of Obligations and the performance of the obligations so delegated have been duly authorized by requisite corporate action on the part of Company.

          (iii). When duly executed and delivered by Company, the Subject Agreements will constitute the valid and binding obligation of Company, enforceable against Company in accordance with their terms.

          (iv). The execution and delivery by Company of the Waiver and Amendment, acceptance of the Delegation of Obligations and performance by Company of its obligations under the Subject Agreements, in accordance with their terms, do not (i) conflict with the Articles of Incorporation or Bylaws of Company, (ii) constitute a material violation of or a default under any contract, commitment, agreement, arrangement or restriction of any kind to which Company is a party or by which Company is bound (collectively the "Applicable Commitments") or (iii) cause the creation of any security interest or lien upon any of the property of the Company pursuant to any Applicable Commitments.

          (v). None of the execution and delivery by Company of the Waiver and Amendment, the performance by Company of its obligations under the Subject Agreements or the compliance by Company with the terms and provisions of the Subject Agreements, will contravene any applicable law.

          (vi). No consent, approval, license, authorization or validation of, or filing, recording or registration with, the State of Maryland or any federal, executive, legislative, judicial, administrative or regulatory body pursuant to any applicable law which has not been obtained or taken and is not in full force and effect is required to authorize or is required in connection with the execution and delivery of the Waiver and Amendment by Company nor the performance by Company of its obligations under the Subject Agreements.

          (vii). Company is not currently insolvent nor will the execution and delivery by Company of the Waiver and Amendment, the performance by Company of its obligations under the Subject Agreements nor the compliance by Company with the terms and provisions thereof, cause the Company to become insolvent.

     B. Each of the Stockholders hereby represents and warrants to the Company each of the representations and warranties contained in Section 3 of the Original Agreement, as if they were made as of the date hereof.

     C. Grantor hereby represents and warrants to the Company, the Agent and each of the Stockholders (i) each of the representations and warranties contained in Section 4(a) through (c) of the Original Agreement, as if they were made as of the date hereof and (ii) that Grantor continues to be bound by and shall observe, perform, pay and otherwise discharge when due each of the obligations of Grantor set forth in the Original Agreement, except such obligations as set forth in Section 1 of the Original Agreement as are released in accordance with the terms hereof.

7.   LEGAL FEES.

     The Company hereby agrees to promptly reimburse Agent for all reasonable fees and costs for legal services incurred by Agent in connection with this Waiver and Amendment.

8.   SEVERABILITY.

     In the event that any part of this Waiver and Amendment is declared by any court or other judicial or administrative body to be null, void or unenforceable, such provision shall survive to the extent it is not so declared, and all of the other provisions of this Waiver and Amendment shall remain in full force and effect.

9.   NO FURTHER MODIFICATION OF ORIGINAL AGREEMENT.

     Except for the specific waivers and modifications to the Original Agreement as set forth in this Waiver and Amendment, all other terms and conditions of the Original Agreement, as amended, remain in full force and effect and nothing contained herein will itself change, amend, extend or alter (nor should it be deemed or construed as changing, amending, extending or altering) the terms or conditions of the Original Agreement or the Assumed Obligations in any manner whatsoever. In the event of any conflict between the provisions of this Waiver and Amendment and the Original Agreement, the provisions of this Waiver and Amendment shall govern.

10.  COUNTERPARTS.

     This Waiver and Amendment may be executed in counterparts, each of which shall be deemed an original and both of which together shall constitute one instrument.

     IN WITNESS WHEREOF, the Grantor, Guarantor and Agent (on behalf of the Stockholders) have executed this Waiver and Amendment as of the date first written above.




GRANTOR                                     AGENT, on behalf of each
                                            of the Stockholders

/S/ ANDREW A. WIEDERHORN                     /S/ LAWRENCE A. MENDELSOHN
--------------------------------            -----------------------------------
Andrew A. Wiederhorn                        Lawrence A. Mendelsohn



GUARANTOR                                   FOG CUTTER CAPITAL GROUP INC.

/S/ TIFFANY WIEDERHORN                       /S/ R. SCOTT STEVENSON
--------------------------------            -----------------------------------
Tiffany Wiederhorn                          By:  R. SCOTT STEVENSON
                                               --------------------------------
                                            Title: SENIOR VICE PRESIDENT & CFO
                                                  -----------------------------

                                                                      EXHIBIT 4


     AGREEMENT, dated as of February 21, 2002 (this "Agreement"), by and between Andrew A. Wiederhorn ("Executive"), Ivy Capital Partners L.P., a California limited partnership ("Ivy"), and Fog Cutter Capital Group Inc., a Maryland corporation (the "Company").

                                    RECITALS

     A. The Company and Executive entered into an employment agreement dated as of September 4, 1999, as amended and restated as of October 1, 2000, and amended and restated again as of December 31, 2001 (the "Employment Agreement").

     B. Pursuant to the Employment Agreement, the Company agreed to make certain loans to Executive for the purchase of the Company's common stock.

     C. On December 6, 1999, the Company loaned $49,218.75 to Executive to purchase shares of the Company's common stock as evidenced by a promissory note in such amount and dated such date ("Note No. 1").

     D. On November 27, 2000, the Company loaned $50,000 to Executive to purchase shares of the Company's common stock as evidenced by a promissory note in such amount and dated such date ("Note No. 2");

     E. On February 21, 2002, the Company loaned $750,000 to Executive to purchase shares of the Company's common stock as evidenced by a promissory note in such amount and dated such date ("Note No. 3," and together with Note No. 1 and Note No. 2, the "Notes").

     F. None of the loans to Executive have been repaid.

     G. The Company and Executive desire to make certain changes to the parties' agreements relating to the loans.

     The parties agree as follows:

     SECTION 1. EMPLOYMENT AGREEMENT. Executive and the Company hereby agree that Executive may direct the Company to loan any amounts that are permitted to be borrowed for the purchase of the Company's common stock pursuant to Section 5(b) of the Employment Agreement to Executive's affiliates; provided that Executive agrees to guarantee the loan and the affiliate agrees to use the loan proceeds for the purchase of the Company's common stock. For the purpose of this Agreement, the term "affiliate" means a person that directly or indirectly, through one or more intermediaries' controls, is controlled by, or is under common control with, the first mentioned person. For the purposes of this Agreement, the term "person" means an individual, corporation, partnership, association, trust, unincorporated organization or other entity or group.

     SECTION 2. LOAN. Executive hereby directs the Company to loan $687,000 to Ivy for the purchase of the Company's common stock. Ivy hereby agrees to use the proceeds of the loan to purchase shares of the Company's common stock.

     SECTION 3. NOTES. Executive will execute a $175,000 promissory note in favor of the Company in the form attached hereto as Exhibit A ("New Note No. 1"). Executive hereby agrees to use the proceeds of the loans to Executive to purchase shares of the Company's common stock. Ivy will execute a $687,000 promissory note in favor of the Company in the form attached hereto as Exhibit B ("New Note No. 2"). New Note No. 1 and New Note No. 2 will be delivered to the Company to replace the Notes, and the Company will deliver the Notes to Executive, which will thereafter be null and void. Executive and the Company acknowledge that the indebtedness represented by the Notes is not being released or cancelled in connection with the foregoing.

     SECTION 4. TERMINATION OF PLEDGE AGREEMENTS. The Pledge Agreement dated December 1, 1999 made by Executive in favor of the Company and the Pledge Agreement dated February 21, 2002 made by executive in favor of the Company will be terminated effective as of the date of this Agreement.

     SECTION 5. GUARANTEE. Simultaneously with the execution and delivery of this Agreement, Executive will execute a guaranty in favor of the Company in the form attached hereto as Exhibit C (the "Guarantee").

     SECTION 6. REPRESENTATIONS. Executive and Ivy, jointly and severally, represent and warrant to the Company as follows:

          (i) Ivy has all necessary partnership power and authority to execute and deliver this Agreement and New Note No. 2;

          (ii) Executive and Ivy each have the full right to enter into and perform this Agreement, the Guarantee, New Note No. 1 and New Note No. 2 (to which Executive or Ivy is a party);

          (iii) the execution and delivery of this Agreement and New Note No. 2 by Ivy and the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action;

          (iv) neither Executive nor Ivy is bound by any contractual or other obligation that would be violated by his or its execution of this Agreement, the Guarantee, New Note No. 1 and New Note No. 2 (to the extent Executive or Ivy is a party thereto);

          (v) this Agreement, the Guarantee, New Note No. 1 and New Note No. 2 is a valid and binding obligation of Executive and Ivy (to the extent Executive or Ivy is a party thereto), except as may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors; rights in general and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law);

          (vi) attached as Exhibit D is a true, correct and complete copy of the partnership agreement of Ivy;

          (vii) attached as Exhibit E is a certified copy of the certificate of formation of Ivy and such certificate of formation has not been amended and remains in full force and effect on the date of this Agreement;

          (viii) Ivy is the sole manager of Highland Road Properties LLC, a California limited liability company ("Highland") and holds 20.0% of the membership interests of Highland;

          (ix) attached as Exhibit F is a true, correct and complete copy of the limited liability agreement of Highland;

          (x) attached as Exhibit G is a certified copy of the certificate of formation of Highland and such certificate of formation has not been amended and remains in full force and effect on the date of this Agreement;

          (xi) Highland is the sole owner of certain real property located on SW Highland Road, Portland, Oregon 97221 (the "Highland Property");

          (xii) attached as Exhibit H is a true, correct and complete copy of an appraisal on the Highland Property;

          (xiii) the Highland Property is free and clear of all Liens (as defined below) except such imperfections of title, easements, and encumbrances, if any, as do not materially detract from the value or would interfere with the use of such property;

          (xiv) Ivy is the sole manager and holds 100% of the membership interests in Ivy at the Shore Properties LLC, a California limited liability company ("ISP");

          (xv) attached as Exhibit I is a true, correct and complete copy of the limited liability company agreement of ISP;

          (xvi) attached as Exhibit J is a certified copy of the certificate of formation of ISP and such certificate of formation has not been amended and remains in full force and effect on the date of this Agreement;

          (xvii) ISP is the sole owner of certain real property located at NEC of Cottage & Pacific Way, Gearhart, Oregon 97138 (the "Gearhart Property");

          (xviii) attached as Exhibit K is a true, correct and complete copy of an appraisal on the Gearhart Property;

          (xix) the Gearhart Property is free and clear of all Liens (as defined below) except such imperfections of title, easements, and encumbrances, if any, as do not materially detract from the value or would interfere with the use of such property;

          (xx) neither Ivy, Highland nor ISP have any outstanding Indebtedness (as defined below); and

          (xxi) Ivy's membership interests in Highland and ISP are free and clear of all Liens (as defined below).

     SECTION 7. PLEDGE. Ivy hereby pledges and assigns to the Company, and grants to the Company a continuing security interest in the membership interests of Highland and ISP owned by it.

     SECTION 8. NEGATIVE PLEDGE. So long as any amount remains outstanding under New Note No. 2, Ivy will not, and will not permit Highland or ISP to, (i) create or incur any Liens (as defined below) upon the whole or any part of its or their present or future assets, (ii) create, incur, assume or permit to exist any Indebtedness (as defined below) except as contemplated by this Agreement, or
(iii) sell, transfer or otherwise dispose of, its membership interests in Highland and ISP, the Highland Property or the Gearhart Property.

     SECTION 9. EMPLOYMENT AGREEMENT AND PLEDGE. Executive agrees that the Company may net amounts payable by it under the Employment Agreement against any amounts payable by Executive upon any default or at the maturity of New Note No.
1. In addition, Executive hereby pledges all of his rights under the Employment Agreement to the Company for so long as any amounts remain outstanding under New Note No. 1.

     SECTION 10. RECOURSE LOAN. Executive acknowledges and agrees that the loan secured by New Note No. 1 shall be a fully recourse loan to Executive.

     SECTION 11. DEFINITIONS. "Liens" means any lien, pledge, mortgage, security interest, deed of trust charge or other form of encumbrance. "Indebtedness" means (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all Indebtedness secured by any Lien, and (d) all guarantee obligations with respect to Indebtedness of another person.

     SECTION 12. WAIVER OF JURY TRIAL. EXECUTIVE, IVY AND THE COMPANY HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

     SECTION 13. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF OREGON.

     SECTION 14. COUNTERPARTS. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument and any of the parties hereto may execute this agreement by signing any such counterpart.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.



                                           FOG CUTTER CAPITAL GROUP INC.


                                           By: /S/ R. SCOTT STEVENSON
                                              ---------------------------------
                                              Name:  R. SCOTT STEVENSON
                                              Title: SENIOR VICE PRESIDENT
                                                     AND CFO


                                               /S/ ANDREW A. WIEDERHORN
                                           ------------------------------------
                                           Andrew A. Wiederhorn


                                           IVY CAPITAL PARTNERS L.P.

                                           By:  WIEDERHORN FAMILY LIMITED
                                                PARTNERSHIP, as general partner


                                                By: /S/ TIFFANY WIEDERHORN
                                                   ----------------------------
                                                   Tiffany Wiederhorn, as
                                                   general partner

                                                                      EXHIBIT A


                              ANDREW A. WIEDERHORN
                             SECURED PROMISSORY NOTE

$175,000.00                                                    Portland, Oregon
                                                              February 21, 2002

     ANDREW A. WIEDERHORN ("Executive"), for value received, hereby promises to pay to the order of Fog Cutter Capital Group Inc., a Maryland corporation (the "Holder") on February 21, 2007 (or when otherwise due and payable hereunder, including the date of termination of employment as set forth below) the principal sum of ONE HUNDRED SEVENTY-FIVE THOUSAND DOLLARS AND NO CENTS ($175,000.00) as such amount is increased as a result of PIK Interest (as defined below), together with interest thereon from the date hereof at the Prime Rate as published in the Western Edition of the Wall Street Journal on February 21 of each year (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest is payable annually in arrears on February 21 of each year commencing on February 21, 2003 and on maturity of this Note; provided, however, that (i) any and all interest accruing on this Note shall not be paid in cash but shall be payable in kind (i.e. the amount of interest accrued and payable on this Note on each interest payment date (other than the maturity date) will be added to the principal amount of this Note on such interest payment date) ("PIK Interest"), and (ii) on the date of maturity of this Note, all accrued and unpaid interest (including PIK Interest and interest thereon) shall be payable in cash. PIK Interest added to the principal amount of this Note on each interest payment date (other than the maturity date) shall accrue interest at the applicable rate set forth above from and including such interest payment date to the date this Note is paid in full. Any principal not paid when due and payable shall bear interest from and including the date due to but excluding the date paid in full at the rate set forth above plus five percent (5%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. If (1) the Executive fails to pay any principal or interest when due, (2) the Executive breaches any of his other obligations hereunder, (3) the Executive shall file for bankruptcy or shall be subject to a decree or order adjudging him bankrupt, which decree or order remains unanswered for a period of 30 days, or (4) any portion of the principal amount of this Note or any accrued interest thereon remains outstanding on February 21, 2007, then the entire principal amount of this Note and all accrued interest thereon shall be and become immediately due and payable on such date. In addition, on the earlier of (i) February 21, 2007 and (ii) the date six months' after the date of the Executive's termination of employment with the Holder for any reason set forth in Section 7 of that certain employment agreement (the "Employment Agreement"), as amended and restated, by and between the Executive and the Holder, the entire principal amount of this Note and all accrued interest (including PIK Interest) thereon shall be and become immediately due and payable on such date.

     This Note is fully recourse to the Executive and secured by all of Executive's rights under the Employment Agreement. The Company may net amounts payable by it under the Employment Agreement against any amounts payable by Executive upon any default or at maturity of this Note.

     The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by check or wire transfer of Federal Funds in accordance with the written instructions of the Holder.

     The Executive hereby waives presentment for payment, demand for payment, notice of nonpayment, protest and notice of protest.

     This Note may be prepaid at any time at the option of the Executive without premium or penalty. All payments on this Note shall be applied first to interest and the remainder thereof to principal.

     This Note shall be binding upon the Executive and shall inure to the benefit of the Holder and its successors, assigns and transferees.

     The Executive hereby promises to pay to the Holder all costs and expenses of collection and enforcement, including without limitation reasonable attorneys' fees and expenses.

     This Note shall be governed by and construed in accordance with the internal laws of the State of Oregon (without reference to its rules as to conflicts of law). Any judicial proceeding brought against the Executive to enforce, or otherwise in connection with, this Note may be brought in any court of competent jurisdiction in the City of Portland, and, by execution and delivery of this Note, the Executive (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Note and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. THE EXECUTIVE AND THE HOLDER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

     IN WITNESS WHEREOF, the undersigned has executed this Note.


                                             ANDREW A. WIEDERHORN



                                             ----------------------------------


Attested:


---------------------------------

                                                                      EXHIBIT B


                            IVY CAPITAL PARTNERS L.P.
                             SECURED PROMISSORY NOTE

$687,000.00                                                    Portland, Oregon
                                                              February 21, 2002


     IVY CAPITAL PARTNERS L.P., a California limited partnership ("Ivy"), for value received, hereby promises to pay to the order of Fog Cutter Capital Group Inc., a Maryland corporation (the "Holder") on February 21, 2007 (or when otherwise due and payable hereunder, as set forth below) the principal sum of SIX HUNDRED EIGHTY SEVEN DOLLARS AND NO CENTS ($687,000.00) as such amount is increased as a result of PIK Interest (as defined below), together with interest thereon from the date hereof at the Prime Rate as published in the Western Edition of the Wall Street Journal on February 21 of each year (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest is payable annually in arrears on February 21 of each year commencing on February 21, 2003 and on maturity of this Note; provided, however, that (i) any and all interest accruing on this Note shall not be paid in cash but shall be payable in kind (i.e. the amount of interest accrued and payable on this Note on each interest payment date (other than the maturity date) will be added to the principal amount of this Note on such interest payment date) ("PIK Interest"), and (ii) on the date of maturity of this Note, all accrued and unpaid interest (including PIK Interest and interest thereon) shall be payable in cash. PIK Interest added to the principal amount of this Note on each interest payment date (other than the maturity date) shall accrue interest at the applicable rate set forth above from and including such interest payment date to the date this Note is paid in full. Any principal not paid when due and payable shall bear interest from and including the date due to but excluding the date paid in full at the rate set forth above plus five percent (5%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. If (1) Ivy fails to pay any principal or interest when due, (2) Ivy breaches any of its other obligations hereunder, (3) Ivy shall file for bankruptcy or shall be subject to a decree or order adjudging it bankrupt, which decree or order remains unanswered for a period of 30 days, or (4) any portion of the principal amount of this Note or any accrued interest thereon remains outstanding on February 21, 2007, then the entire principal amount of this Note and all accrued interest thereon shall be and become immediately due and payable on such date. In addition, on the earlier of (i) February 21, 2007 and (ii) the date six months' after the date of Andrew A. Wiederhorn's termination of employment with the Holder for any reason set forth in Section 7 of that certain employment agreement (the "Employment Agreement"), as amended and restated, by and between Mr. Wiederhorn and the Holder, the entire principal amount of this Note and all accrued interest (including PIK Interest) thereon shall be and become immediately due and payable on such date.

     This Note is secured by certain membership interests of Highland Road Properties LLC, a California limited liability company and Ivy at the Shore Properties LLC, a California limited liability company pursuant to that certain agreement, dated as of February 21, 2002 by and between Andrew A. Wiederhorn, Ivy and the Holder.

     The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by check or wire transfer of Federal Funds in accordance with the written instructions of the Holder.

     Ivy hereby waives presentment for payment, demand for payment, notice of nonpayment, protest and notice of protest.

     This Note may be prepaid at any time at the option of Ivy without premium or penalty. All payments on this Note shall be applied first to interest and the remainder thereof to principal.

     This Note shall be binding upon Ivy and shall inure to the benefit of the Holder and its successors, assigns and transferees.

     Ivy hereby promises to pay to the Holder all costs and expenses of collection and enforcement, including without limitation reasonable attorneys' fees and expenses.

     This Note shall be governed by and construed in accordance with the internal laws of the State of Oregon (without reference to its rules as to conflicts of law). Any judicial proceeding brought against Ivy to enforce, or otherwise in connection with, this Note may be brought in any court of competent jurisdiction in the City of Portland, and, by execution and delivery of this Note, Ivy (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Note and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. IVY AND THE HOLDER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

     IN WITNESS WHEREOF, the undersigned has executed this Note.

                                          IVY CAPITAL PARTNERS L.P.

                                          By: WIEDERHORN FAMILY  LIMITED
                                               PARTNERSHIP, as general partner


                                               By:
                                                   ----------------------------
                                                       Tiffany Wiederhorn,
                                                        as general partner

Attested:


-------------------------------

                                                                      EXHIBIT C


     GUARANTY dated as of February 21, 2002 made by Andrew A. Wiederhorn (the "Guarantor"), in favor of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company").

                                    RECITALS

     A. The Company and the Guarantor entered into an employment agreement dated as of September 4, 1999, as amended and restated as of October 1, 2000, and amended and restated again as of December 31, 2001 (the "Employment Agreement").

     B. Pursuant to the employment agreement, the Company agreed to make certain loans to the Guarantor for the purchase of the Company's common stock.

     C. Pursuant to an Agreement among the Guarantor, Ivy Capital Partners L.P., a California limited partnership ("Ivy") and the Company dated the date hereof (the "Agreement"), the Company agreed that the Guarantor could direct the Company to loan such amounts as are permitted to be borrowed pursuant to the Employment Agreement to an affiliate (as such term is defined in the Agreement) of the Guarantor; provided that the Guarantor guarantees any such amounts.

     D. Pursuant to the Agreement, the Guarantor directed the Company to loan $687,000 to Ivy.

     E. Ivy Capital Partners L.P. executed a $687,000 promissory note in favor of the Company (the "Note").

     E. The Guarantor desires to guarantee the obligations of Ivy under the Note (the "Guaranteed Obligations"). The obligations of Ivy are secured by certain membership interests of Highland Road Properties LLC, a California limited liability company and Ivy at the Shore Properties LLC, a California limited liability company pursuant to the Agreement.

     The parties agree as follows:

     SECTION 1. GUARANTY. The Guarantor hereby (A) unconditionally guarantees the prompt and full payment when due of the Guaranteed Obligations and (B) absolutely, unconditionally and irrevocably agrees to pay any and all expenses (including, without limitation, counsel fees and expenses) incurred by the Company in enforcing any rights under this Guaranty.

     SECTION 3. GUARANTY ABSOLUTE. The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Note, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Company with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Ivy or whether Ivy is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any and all of the following:


     (a) any lack of validity or enforceability of the Note or any agreement or instrument relating thereto;

     (b) any change in the time, manner or place of payment of, or in any other term of, the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from the Note;

     (c) any change, restructuring or termination of the existence of Ivy; or

     (d) any other circumstance (including, without limitation, any statute of limitations or any existence of or reliance on any representation by the Company) that might otherwise constitute a defense available to, or a discharge of, Ivy or a guarantor, other than payment in full in cash of the Guaranteed Obligations.

     This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Guaranteed Obligations is rescinded or must otherwise be returned by the Company upon the insolvency, bankruptcy or reorganization of Ivy or otherwise, all as though such payment had not been made.

     SECTION 4. WAIVERS.

     (a) The Guarantor hereby waives promptness, diligence, notice of acceptance, demand of payment, presentment of this or any instrument, notice of dishonor, protest and notice of protest and any other notice with respect to the Guaranteed Obligations and this Guaranty and any requirement that the Company protect, secure, perfect or insure any property subject thereto.

     (b) The Guarantor waives all defenses that may be available by virtue of any valuation, stay, moratorium law or similar law now or hereafter in effect, any right to require the marshalling of assets, and all suretyship defenses generally.

     (c) To the fullest extent permitted by applicable law, the Guarantor hereby waives the right by statute or otherwise to require the Company to institute suit against Ivy or to exhaust any rights or remedies, which the Company has or may have against Ivy.

     (d) Until such time as the Guaranteed Obligations have been fully, finally and indefeasibly paid or otherwise satisfied in accordance with their terms: (i) the Guarantor hereby waives and postpones any right of subrogation the Guarantor has or may have as against Ivy with respect to the Guaranteed Obligations, (ii) the Guarantor hereby waives and postpones any right to proceed against Ivy, or any other person, now or hereafter, for contribution, indemnity, reimbursement, or any other suretyship rights and claims (irrespective of whether direct or indirect, liquidated or contingent), with respect to the Guaranteed Obligations, and (iii) the

Guarantor hereby waives and postpones any right to proceed or to seek recourse against or with respect to any property or asset of Ivy.

     (e) This Guarantee is not subject to set-off, counterclaim, deductions or any defense whatsoever, each of which is hereby irrevocably waived by the Guarantor.

     (f) THE GUARANTOR HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

     (g) The Guarantor understands that the effect of the foregoing waiver may be that the Guarantor may have liability hereunder for amounts with respect to which the Guarantor may be left without rights of subrogation, reimbursement, contribution or indemnity against Ivy or other guarantors or sureties.

     SECTION 5. Representations and Warranties. The Guarantor hereby represents and warrants as follows:

     (a) The execution, delivery and performance by the Guarantor of this Guaranty does not and will not (A) violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award binding on the Guarantor, (B) conflict with or result in the breach of, or constitute a default under, any contract, loan or credit agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting the Guarantor or any of his properties, or (C) result in or require the creation or imposition of any lien upon or with respect to any of the Guarantor's properties or assets.

     (b) There are no conditions precedent to the effectiveness of this Guaranty that have not been satisfied or waived.

     (c) This Guaranty has been duly executed and delivered by the Guarantor and is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

     SECTION 6. AMENDMENTS, ETC. No amendment of any provision of this Guaranty shall be effective unless the same shall be in writing and signed by the Guarantor and the Company, and no waiver of any provision of this Guaranty or consent to any departure by the Guarantor from this Guarantee, shall in any event be effective unless the same shall be in writing and signed by the Company and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     SECTION 8. NO WAIVER; REMEDIES. No failure on the part of the Company to exercise, and no delay in exercising, any right under this Guarantee shall operate as a waiver thereof or consent thereto; nor shall any single or partial exercise of any right, power or privilege under this Guarantee preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided in this Guarantee are cumulative and not exclusive of any remedies provided by law.

     SECTION 9. CONTINUING GUARANTY. This Guaranty is a continuing guaranty and shall remain in full force and effect until the later of (i) the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and (ii) the maturity date of the Note.

     SECTION 10 GOVERNING LAW. This Guaranty shall be governed by, and construed in accordance with, the laws of the State of Oregon.

     IN WITNESS WHEREOF, the Guarantor has executed this Guaranty as of the date first above written.



                                                    ---------------------------
                                                    Andrew A. Wiederhorn

                                                                      EXHIBIT 5


                               TRANSFER OF STOCK

     S&S Investors, LLC, a Washington limited liability company ("Transferor"), is the owner of 519,500 shares of the common stock of Fog Cutter Capital Group, Inc. (the "Stock"), which stock is publicly traded on NASDAQ under stock symbol FCCG. The Stock is currently held by the investment firm of Donaldson, Lufkin & Jenrette in account # 217-808245.

     As of July 31, 2002, Transferor is indebted to Joyce G. Mendelsohn ("Transferee") in the principal amount of $976,001.64 with accrued and unpaid interest in the amount of $197,745.36. Transferor wishes to transfer 419,500 shares of the Stock in full satisfaction of all amounts owing Transferee. Upon confirmation that the Stock has been transferred to Transferee, Transferee shall cause all promissory notes between Transferor and Transferee to be marked "PAID IN FULL."

     For good and valuable consideration, the receipt of which is hereby acknowledged, Transferor hereby assigns and transfers all of its right, title and interest in and to 419,500 shares of the Stock to Joyce G. Mendelsohn. This transfer shall be effective on July 31, 2002. Transferor agrees to sign such documents and take such actions as are necessary or appropriate to accomplish the transfer of such shares of the Stock.

        DATED as of July 30, 2002.

                                                 /S/ SUSAN M. SUTHERLIN
                                                 ------------------------------
                                                 Susan Sutherlin


                                                 /S/ ERIC SHUHANDLER
                                                 ------------------------------
                                                 Eric Shuhandler